UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inflection Point Acquisition Corp.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G47874121 (CUSIP Number)

Michael Blitzer

Kingstown Capital Management L.P.

34 East 51st Street, 5th Floor

New York, New York 10022

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G47874121 SCHEDULE 13D Page 2 of 14 Pages
1	NAME OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,525,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,525,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,525,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%(4)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 8,625,000 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,625,000 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 3 of 14 Pages
1	NAME OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,525,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,525,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,525,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 8,625,000 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,625,000 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 4 of 14 Pages
1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,525,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,525,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,525,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,625,000 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,625,000 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 5 of 14 Pages
1	NAME OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,525,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,525,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,525,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,625,000 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,625,000 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 6 of 14 Pages
1	NAME OF REPORTING PERSONS Inflection Point Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,625,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,625,000(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,625,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of 8,625,000 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”).
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,625,000 Class B ordinary shares are held directly by the Sponsor. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of KCM, KMGP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 7 of 14 Pages
1	NAME OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares consist of 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

CUSIP No. G47874121 SCHEDULE 13D Page 8 of 14 Pages
1	NAME OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,250,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 30,000,000 Class A ordinary shares and 8,625,000 Class B ordinary shares outstanding.

END OF COVER PAGES

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 9 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Inflection Point Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 34 East 51st Street, 5th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Kingstown Capital Management L.P. (“KCM”) is a Delaware limited partnership with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. The principal business of KCM is investing in securities. KCM is the manager of the Sponsor (as defined below) and the investment manager of Kingstown 1740 (as defined below).

(2)	Kingstown Management GP LLC (“KMGP”) is a Delaware limited liability company with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. The principal business of KMGP is investing in securities. KMGP is the general partner of KCM.

(3)	Michael Blitzer (“Mr. Blitzer”) is an individual with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. Mr. Blitzer is a citizen of the United States of America. The principal occupation of Mr. Blitzer is serving as Co-Chief Investment Officer of KCM. Mr. Blitzer is a managing member of KMGP and KCP and a director and Co-Chief Executive Officer of the Issuer.

(4)	Guy Shanon (“Mr. Shanon”) is an individual with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. Mr. Shanon is a citizen of the United States of America. The principal occupation of Mr. Shanon is serving as Co-Chief Investment Officer of KCM. Mr. Shanon is a managing member of KMGP and KCP and a director and Co-Chief Executive Officer of the Issuer.

(5)	Inflection Point Holdings LLC (the “Sponsor”) is a Cayman Islands limited liability company with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. The principal business of the Sponsor is to invest in and hold securities of the Issuer.

(6)	Kingstown 1740 Fund L.P. (“Kingstown 1740”) is a Delaware limited partnership with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. The principal business of Kingstown 1740 is investing in securities.

(7)	Kingstown Capital Partners LLC (“KCP”) is a Delaware limited partnership with a principal place of business located at 34 East 51st Street, 5th Floor, New York, New York 10022. The principal business of KCP is investing in securities. KCP is the general partner of Kingstown 1740.

Additional Covered Persons

The Sponsor has three executive officers and KMGP and KCP have two managing members (collectively, the “Instruction C Persons”). The name, principal business address, present principal occupation and country of citizenship of each of the Instruction C Persons is set forth below, along with the principal business address of the employer of each of the Instruction C Persons.

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship

Michael Blitzer, Co-Chief Executive Officer of the Sponsor, Co-Chief Investment Officer of KCM and Managing Member of KMGP and KCP	34 East 51st Street, 5th Floor New York, NY 10022	Co-Chief Investment Officer of KCM	United States
Guy Shanon, Co-Chief Executive Officer of the Sponsor, Co-Chief Investment Officer of KCM and Managing Member of KMGP and KCP	34 East 51st Street, 5th Floor New York, NY 10022	Co-Chief Investment Officer of KCM	United States
Brian Pitz, Chief Financial Officer of the Sponsor	15 Bluff Road Amagansett, NY 11930	Chief Executive Officer of AmTech Capital Partners	United States

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 10 of 14 Pages

During the last five years, none of the Reporting Persons nor any Instruction C Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the Issuer’s registration under Section 12(b) of the Exchange Act, which occurred concurrently with the pricing of its initial public offering (the “IPO”) on September 21, 2021, the Sponsor directly owned 8,625,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), previously acquired by the Sponsor for an aggregate of $25,000 in connection with its role as sponsor of the Issuer (the “Founder Shares”) using its working capital.

On September 24, 2021, Kingstown 1740 purchased 2,900,000 units of the Issuer in the IPO at the offering price of $10.00 per unit using its working capital. Each unit of the Issuer consists of one Class A Ordinary Share and one-half of one warrant to purchase one Class A Ordinary Share.

ITEM 4.	PURPOSE OF THE TRANSACTION

To the extent required by Item 4, the information contained in Item 3 above and Item 6 below is incorporated herein by reference.

Founder Shares

The Sponsor acquired the Founder Shares for its own account. The number of Founder Shares outstanding was determined based on the expectation that the Founder Shares would represent 20% of the outstanding ordinary shares after the Issuer’s IPO. Up to 1,125,000 Founder Shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised so that the Sponsor will maintain ownership of Founder Shares representing 20% of the Issuer’s ordinary shares after the IPO.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as described in the Issuer’s amended and restated memorandum and articles of association. In the case that additional Class A Ordinary Shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A Ordinary Shares outstanding after such conversion (after giving effect to any redemptions of Class A Ordinary Shares by public shareholders), including the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the Forward Purchase Shares (as defined below)), excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Issuer’s initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 11 of 14 Pages

IPO Units

Kingstown 1740 acquired 2,900,000 units of the Issuer for its own account. Each unit of the Issuer consists of one Class A Ordinary Share and one half of one warrant to purchase one Class A Ordinary Share at $11.50 per share.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination and facilitate efforts to raise additional capital in connection with a business combination, purchasing additional shares and/or warrants, selling some or all of their ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest.

In addition, as directors and Co-Chief Executive Officers of the Issuer, Mr. Blitzer and Mr. Shanon will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith. Mr. Blitzer and Mr. Shanon are expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, through this affiliation with management at the Issuer, KCM, KMGP, the Sponsor and Kingstown 1740 may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Mr. Blitzer and Mr. Shanon are managing members of KMGP and KCP. KMGP is the general partner of KCM. KCM is the manager of the Sponsor and the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740 As a result KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by the Sponsor and Kingstown 1740.

(e) Not applicable.

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 12 of 14 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the extent required by Item 6, the information contained in Items 3 and 4 above is incorporated herein by reference.

Purchase of Founder Shares

Pursuant to a letter agreement, dated as of September 21, 2021, by and among the Issuer, the Sponsor, Mr. Blitzer, Mr. Shanon and the other officers and directors party thereto, the Founder Shares are subject to certain transfer restrictions. Holders of the Founder Shares have agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Issuer’s business combination, or earlier if, subsequent to the Issuer’s business combination, (i)  if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (ii) the date on which the Issuer completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as described in the Issuer’s amended and restated memorandum and articles of association. In the case that additional Class A Ordinary Shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A Ordinary Shares outstanding after such conversion (after giving effect to any redemptions of Class A Ordinary Shares by public shareholders), including the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the forward purchase shares), excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Issuer’s initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Purchase of Private Placement Warrants

The Sponsor and the Issuer are party to a Private Placement Warrants Purchase Agreement, pursuant to which the Sponsor purchased 6,250,000 warrants at a price of $1.00 per warrant in a private placement concurrently with the IPO (the “Private Placement Warrants”). Each Private Placement Warrant entitles the Sponsor to purchase one Class A Ordinary Share at $11.50 per share. The Private Placement Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Issuer’s business combination. If the Issuer does not complete a business combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the Sponsor will expire worthless.

Registration Rights

The Sponsor and the Issuer are party to a registration rights agreement, dated September 21, 2021 (the “Registration Rights Agreement”), whereby the Sponsor, Kingstown 1740 and the other holders party thereto (the “Holders”) are entitled to registration rights and may make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933 (the “Securities Act”). In addition, the Holders will have “piggy-back” registration rights to include its securities in other registration statements filed by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 13 of 14 Pages

Forward Purchase Agreement

The Issuer, Kingstown 1740 and Kingfishers L.P. (an affiliate of Kingstown 1740 and the Sponsor) are party to a forward purchase agreement, dated September 21, 2021 (the “Forward Purchase Agreement”) pursuant to which Kingstown 1740 and Kingfishers L.P. (collectively, the “Forward Purchasers”) have agreed to purchase from the Issuer up to an aggregate of 5,000,000 Class A Ordinary Shares (“Forward Purchase Shares”), for $10.00 per share, or an aggregate amount of up to $50,000,000, in a private placement that will close concurrently with the closing of the Issuer’s initial business combination. The proceeds from the sale of these Forward Purchase Shares, together with the amounts available to the Issuer from the trust account established by the Issuer in connection with its IPO (after giving effect to any redemptions of Class A Ordinary Shares) and any other equity or debt financing obtained by the Issuer in connection with the business combination, will be used to satisfy the cash requirements of the business combination, including funding the purchase price and paying expenses and retaining specified amounts to be used by the post-business combination company for working capital or other purposes. To the extent that the amounts available from the trust account and other financing are sufficient for such cash requirements, the Forward Purchasers may purchase less than 5,000,000 Forward Purchase Shares. In addition, the Forward Purchasers’ commitments under the forward purchase agreement will be subject to approval of their investment committees prior to the closing of the Issuer’s initial business combination. Accordingly, if a Forward Purchaser’s investment committee does not give its approval, such Forward Purchaser will not be obligated to purchase the Forward Purchase Shares. Further, the Issuer has the right, in its sole discretion, to reduce the amount of Forward Purchase Shares that the Forward Purchasers may purchase pursuant to the Forward Purchase Agreement. Pursuant to the terms of the Forward Purchase Agreement, the Forward Purchasers have the option to assign their commitment to one of their affiliates and up to $5,000,000 to members of the Issuer’s management team or board of directors. The Forward Purchase Shares will be identical to the Class A Ordinary Shares included in the units sold in the Issuer’s initial public offering, except that they will be subject to transfer restrictions and registration rights.

Redemption Waiver

Kingstown 1740 and the Issuer are party to a waiver, dated September 21, 2021 (the “Waiver”) pursuant to which Kingstown 1740 has agreed to waive, solely to the extent necessary for the Issuer to have shareholders’ equity of at least $5,000,001 at the time of a Redemption Event (as defined below), its redemption rights with respect to 1,386,989 Class A Ordinary Shares (the “Non-Redemption Shares”) (i) in connection with the completion of the Issuer’s initial business combination and (ii) a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (a) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the public shares that are not Non-Redemption Shares if the Issuer has not consummated an initial business combination within the time period set forth in its amended and restated memorandum and articles of association or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or in the context of a tender offer made by the Issuer to purchase Class A Ordinary Shares (each of (a) and (b) a “Redemption Event”).

The foregoing descriptions of the Letter Agreement, Private Placement Warrants Purchase Agreement, the Registration Rights Agreement, the Forward Purchase Agreement and the Waiver do not purport to be complete and are qualified in their entirety by reference to the Letter Agreement, the Private Placement Warrants Purchase Agreement, the Registration Rights Agreement, the Forward Purchase Agreement and the Waiver copies of which are filed Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05 respectively, to this Schedule 13D and which are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.01	Letter Agreement, dated September 21, 2021, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.02	Private Placement Warrants Purchase Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.03	Registration Rights Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.04	Forward Purchase Agreement, dated September 21, 2021, by and among the Issuer, Kingstown 1740 Fund, LP and Kingfishers L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.05*	Waiver, dated September 21, 2021, by and among the Issuer and Kingstown 1740 Fund, LP.
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

CUSIP No. G47874121                                                                    SCHEDULE 13D                                                                    Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2021

KINGSTOWN CAPITAL MANAGEMENT L.P. By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

/s/ Michael Blitzer
Name:	Michael Blitzer

/s/ Guy Shanon
Name:	Guy Shanon

INFLECTION POINT HOLDINGS LLC By: Kingstown Capital Management L.P., its manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN 1740 FUND L.P. By: Kingstown Capital Management L.P., its investment manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member